Exhibit 99.1

Bitdeer Announces March 2025 Production and Operations Update

-      Completed mass production of SEALMINER A1s and 2.8 EH/s energized
-      Regulatory approval for Tydal, Norway site finalized
-      Retained Northland Capital Markets (“Northland”) to act as financial advisor for its HPC/AI data center development strategy

SINGAPORE, April 9, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for March 2025.

Operational Update

•	Self-mined Bitcoin: 114 Bitcoins.
•	Mining Rig Manufacturing and R&D:
o	SEALMINER A1:
o	Completed mass production of approximately 3.8 EH/s of mining rigs.
o	2.8 EH/s are energized, 0.6 EH/s have been delivered for installation, 0.3 EH/s are in-transit to the Company’s datacenters, with remaining to be delivered in April.
o	SEALMINER A2:
o
Wafer capacity disclosures will be paused temporarily. This decision was the result of a comprehensive consideration for maximizing the Company’s shareholders’ value. These disclosures were previously provided to assist potential mining rig buyers in making informed decisions. However, due to the current market uncertainty and the significant slowdown in mining rig demand, disclosure of total capacity is not currently useful. The Company’s self-mining hashrate forecast increased slightly this month and Bitdeer remains confident that the previously predicted hashrate targets in the second half of 2025 are achievable, on schedule, and can potentially exceed the Company’s expectations.

o	0.8 EH/s of mining rigs have been shipped to customers and the Company’s own datacenters for self-mining, 0.4 EH/s have been manufactured and are ready for shipment and 1 EH/s are being assembled.
o	Sales of SEALMINER A2 are ongoing, ~0.3 EH/s of miners have been shipped to customers in March.
o
Launched SEALMINER A2 Pro series on March 17, 2025, featuring air-cooling (SEALMINER A2 Pro Air) and hydro-cooling (SEALMINER A2 Pro Hyd) models with a power efficiency ratio of 14.9 J/TH. The SEALMINER A2 Pro Air delivers up to 270 TH/s, while the SEALMINER A2 Pro Hyd reaches 530 TH/s, both with advanced efficiency, stability, and noise reduction. SEALMINER A2 Pro will be another commercialized product that is currently open for external sales.

o	SEALMINER A3:
o
SEAL03 sample wafers achieved an energy efficiency of 9.7 J/TH at the chip level during chip verification and prototype testing while running at low voltage, ultra power-saving mode. More risk wafers will be delivered in April for further testing and mass production ready R&D.

o	SEALMINER A4:
o	SEAL04 R&D remains on track to achieve an expected chip efficiency of approximately 5 J/TH with anticipated initial tape-out in Q4 2025.
•	HPC/AI:
o
Bitdeer has now formalized an engagement with Northland Capital Markets (“Northland”) to act as financial advisor for its HPC/AI data center development strategy. Northland will assist Bitdeer with existing negotiations with potential development partners and provide guidance regarding capital providers.

o	Discussions are ongoing with multiple development partners and potential end users for selected large scale sites in U.S. for HPC/AI clouding business.
o	GB200 NVL72 reservations open – deployment is on schedule for 2025.

•	Hosting:
o	Client-hosted mining rigs increased by 3,000 units or 0.6 EH/s in March 2025, due to existing customers increasing hosted mining rigs.
•	Infrastructure:
o	Tydal, Norway: Regulatory approval has been obtained, with 70 MW set for energization and commissioning in early April and the remaining 105 MW scheduled for completion by mid-2025.
o	Rockdale, Texas, USA: 1.4 EH/s of SEALMINER A1 hydro mining rigs have been energized into 100 MW hydro-cooling conversion.
o	Clarington Phase 2, Ohio, USA: 304 MW land lease agreement signed and negotiating with regional utility.
o
Jigmeling, Bhutan: All electrical equipment has been delivered and is being installed, with completion and energization in Q2 2025 on track (see Infrastructure Construction Update section below for further details).

o
Oromia Region, Ethiopia: In early April, Bitdeer signed an SPA and a turnkey agreement for the acquisition and construction of a 50 MW mining datacenter in Ethiopia for US$7.5 million, including a local company with a mining permit, a 33kV substation connection, and a 4-year Power Purchase Agreement (PPA) with Ethiopian Electric Power Company. The Company is collaborating with an EPC contractor with specialized experience in Bitcoin mining and targeting energization by Q4 2025.

Management Commentary

“We achieved significant operational progress in March,” stated Matt Kong, Chief Business Officer at Bitdeer. “First, we completed mass production of 3.8 EH/s our SEALMINER A1 mining rigs and energized 2.8 EH/s, increasing our self-mining hashrate to 11.5 EH/s at the end of March with the remaining to be installed and turned on in April. Second, we launched the SEALMINER A2 Pro series Bitcoin mining rigs, delivering an efficiency of 14.9 J/TH. Finally, we obtained regulatory approval for Phase 1 and 2 of our Tydal, Norway site and we expect to energize more than 600 MW of power capacity over the next few months, including our Bhutan site.”

Production and Operations Summary

Metrics	Mar 2025	Feb 2025	Mar 2024
Total hash rate under management[1] (EH/s)	24.2	20.9	22.5
- Proprietary hash rate	12.1	9.4	8.4
• Self-mining	11.5	9.0	6.7
• Cloud Hash Rate	-	-	1.7
• Delivered but not hashing	0.6	0.4	0.0
- Hosting	12.1	11.5	14.1
Mining rigs under management	175,000	163,000	226,000
- Self-owned[2]	97,000	88,000	86,000
- Hosted	78,000	75,000	140,000
Bitcoins mined (self-mining only)	114	110	294
Bitcoin held[3]	1,156	1,039	63

1 Total hash rate under management as of March 31, 2025 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•
Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.
2 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.
3 Bitcoins held do not include the Bitcoins from deposits of the customers.

Infrastructure Construction Update

Rockdale, Texas – 100 MW Hydro-cooling conversion energization commenced:

•	All cooling system delivered and installed.
•	Approximately 1.4 EH/s of SEALMINER A1 hydro mining rigs have been energized.
•	Energization in accordance with the phase of delivery of mining rigs.

Tydal, Norway – 175 MW site expansion anticipated to be fully energized by mid-2025:

•	Regulatory approval has been obtained.
•	70 MW will be ready for energization and commissioning in early April, with the remaining 105 MW to be commissioned by mid-2025.
•
Installation of the transformers has been completed, with the delivery and installation of electrical equipment currently in progress. Additionally, the procurement and delivery of containers and hydro-cooling systems are underway, and drainage systems construction is ongoing.

Massillon, Ohio – 221 MW site construction has begun ahead of schedule:

•	Substation construction is underway and is expected to be completed in Q3 2025.
•	Building design is completed and construction has begun earlier than expected, estimated to be completed in phases between Q3 and Q4 2025.
•	Estimated energization is expected to be completed in phases over Q3 and Q4 2025.

Clarington Phase 2, Ohio – 304 MW: Signed lease agreement with the landlord and negotiating with regional utility.

Jigmeling, Bhutan – 500 MW site is progressing well and is expected to be energized in phases beginning in April through June 2025:

•	All electrical equipment has been delivered and is currently being installed, with completion expected by Q2 2025.
•	The first main 132kV transformer has been powered on. The second main 132kV transformer is expected to be powered on in April 2025.
•	Construction of the 220kV substation is underway and is expected to be completed by Q2 2025.
•	Delivery of containers and hydro-cooling systems are in progress and is expected to be completed in phases by Q2 2025.

Fox Creek, Alberta – 101 MW site acquired in Alberta, sitting on 19 acres, is fully licensed and permitted:

•	Acquisition includes all permits and licenses to construct an on-site natural gas power plant, as well as approval for a 99 MW grid interconnection with Alberta Electric System Operator (“AESO”).
•	Bitdeer will develop and construct the power plant in partnership with a leading engineering, procurement and construction (“EPC”) company and is expected to be energized by Q4 2026.

Oromia Region, Ethiopia – Signed an SPA and a turnkey agreement for the acquisition and construction of a 50 MW Bitcoin mining project in Ethiopia for US$7.5 million:

•	Acquisition includes local Ethiopian company with a mining permit, connected to a neighboring transmission substation at 33kV interconnection.
•	This local Ethiopian company has signed a Power Purchase Agreement (PPA) with Ethiopian Electric Power Company for a duration of 4 years at an electricity price of approximately US$0.036/ kWh.
•	Bitdeer is working closely with an EPC contractor with specialized experience in Bitcoin mining and this mining project is expected to be energized in Q4 2025.

Site / Location	Capacity (MW)	Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	50	Online	Completed
- Gedu, Bhutan	100	Online	Completed
Total electrical capacity	895[5]
Pipeline capacity
- Tydal, Norway Phase 1	70	In progress	April 2025
- Tydal, Norway Phase 2	105	In progress	Mid 2025
- Massillon, Ohio	221	In progress	Q3-Q4 2025
- Clarington, Ohio Phase 1	266	In progress	Q3 2025
- Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
- Jigmeling, Bhutan	500	In progress	Q2 2025
- Rockdale, Texas	179	In planning	Estimate 2026
- Alberta, Canada	99	In planning	Q4 2026
- Oromia Region, Ethiopia	50	In planning	Q4 2025
Total pipeline capacity	1,794
Total global electrical capacity	2,689

4 Indicative timing. All timing references are to calendar quarters and years.
5 Figures may not add up due to rounding.

Upcoming Conferences and Events

o	April 8 – 9, 2025: Jones Healthcare and Technology Innovation Conference in Las Vegas, Nevada
o	April 16, 2025: Jefferies Power x Coin Virtual Conference
o	May 14 – 15, 2025: Macquarie Asia Conference 2025 in Hong Kong
o	May 19 – 20, 2025: Barclay 15th Annual Emerging Payments and Fintech Forum in New York City
o	May 20, 2025: Benchmark Virtual Digital Asset Seminar
o	May 21 – 22, 2025: B. Riley 25th Annual Investor Conference in Marina Del Rey, California
o	May 28, 2025: Orange Group & Blockware Sell-side and Buy-side Conference in Las Vegas, Nevada

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group
Yujia Zhai
bitdeerIR@orangegroupadvisors.com

Public Relations
BlocksBridge Consulting
Nishant Sharma
bitdeer@blocksbridge.com